Filed by SunTrust Banks, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934
Subject Company: SunTrust Banks, Inc.
Commission File No.: 001-08918
Date: April 25, 2019

On April 25, 2019, SunTrust Banks, Inc. issued the following press release regarding remarks delivered at the joint public meeting of the Federal Reserve Board and the Federal Deposit Insurance Corporation held on April 25, 2019.

News Release

Contact:	Mike McCoy

(404) 588-7230

For Immediate Release

April 25, 2019

SunTrust and BB&T CEOs Discuss Merger of Equals

Remarks delivered at Joint Meeting of Federal Reserve Board and the Federal Deposit Insurance Corporation

ATLANTA – SunTrust Chairman and Chief Executive Officer William H. Rogers, Jr. and BB&T Chairman and Chief Executive Officer Kelly S. King today spoke at a joint public meeting of the Federal Reserve Board and the Federal Deposit Insurance Corporation on the proposed merger of equals between SunTrust Banks, Inc. (NYSE: STI) and BB&T Corporation (NYSE: BBT). They were joined by SunTrust Enterprise Community Reinvestment Officer Lynette Bell and BB&T Director of Corporate Social Responsibility and Community Reinvestment Sharon Jeffries-Jones.

Both CEOs and CRA leads shared information relating to the benefits of the proposed merger for clients and communities, along with a summary of both institutions’ strong performance under the Community Reinvestment Act (CRA). The full transcript of remarks delivered by Rogers and Bell is available here.

About SunTrust Banks, Inc.

SunTrust Banks, Inc. is a purpose-driven company dedicated to Lighting the Way to Financial Well-Being for the people, businesses, and communities it serves. SunTrust leads onUp, a national movement inspiring Americans to build financial confidence. Headquartered in Atlanta, the Company has two business segments: Consumer and Wholesale. Its flagship subsidiary, SunTrust Bank, operates an extensive branch and ATM network throughout the high-growth Southeast and Mid-Atlantic states, along with 24-hour digital access. Certain business lines serve consumer, commercial, corporate, and institutional clients nationally. As of March 31, 2019, SunTrust had total assets of $220 billion and total deposits of $162 billion. The Company provides deposit, credit, trust, investment, mortgage, asset management, securities brokerage, and capital market services. Learn more at suntrust.com.

Important Cautionary Statement About Forward-Looking Statements

This news release contains forward-looking statements. Statements regarding the proposed merger with BB&T, including the benefits thereof, are forward-looking statements. Also, any statement that does not describe historical or current facts is a forward-looking statement. These statements often include the words “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “forecast,” “goals,” “targets,” “initiatives,” “opportunity,” “focus,” “potentially,” “probably,” “projects,” “outlook,” or similar expressions or future conditional verbs such as “may,” “will,” “should,” “would,” and “could.” Forward-looking statements are based upon the current beliefs and expectations of management and on information currently available to management. Our statements speak as of the date hereof, and we do not assume any obligation to update these statements or to update the reasons why actual results could differ from those contained in such statements in light of new information or future events.

Forward-looking statements are subject to significant risks and uncertainties. Investors are cautioned against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward looking statements. Additional factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in Part I, “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2018 and in other periodic reports that we file with the SEC.

Additional Information about the Merger and Where to Find It

In connection with SunTrust’s proposed merger with BB&T, BB&T has filed with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus, which will be sent to the shareholders of BB&T and SunTrust seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Regulatory & Legal” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus regarding the proposed transaction and will be included in other relevant materials to be filed with the SEC when they become available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2019 Annual

Meeting of Shareholders filed with the SEC, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2019 Annual Meeting of Shareholders filed with the SEC, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above.

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The following is a copy of remarks made by William H. Rogers and Lynette Bell during the joint public meeting of the Federal Reserve Board and the Federal Deposit Insurance Corporation held in Charlotte, N.C. on April 25, 2019.

Bill Rogers and Lynette Bell, SunTrust Banks, Inc.

Federal Reserve Board and the Federal Deposit Insurance Corporation

Joint Public Meeting

Thursday, April 25, 2019 – Charlotte, N.C.

Bill Rogers – Chairman and CEO, SunTrust Banks, Inc.

Good morning, I’m Bill Rogers and it’s my privilege to serve as the Chairman and Chief Executive Officer of SunTrust Banks. I’d like to begin by thanking the members of the Federal Reserve and FDIC for convening this meeting. I am grateful for the opportunity to hear from interested members of the public. Let me share my perspective on how the SunTrust and BB&T merger will be positive for our clients and the communities we serve.

I have been with SunTrust for 38 years – my personal commitment runs deep. I have been fortunate to lead the company for the past seven years, as we strengthened both our purpose and our performance, which I believe are inextricably linked.

Since its founding in 1891, SunTrust has been a purpose-driven company. As Kelly mentioned, today we express our purpose as Lighting the Way to Financial Well-Being. This commitment extends beyond any regulatory requirements; fulfilling our purpose is central to everything we do and is rooted in our culture.

Our employees – whom we call “teammates” – have told us in engagement surveys that we really do live this purpose in our daily work. We are eager to join forces with BB&T and create a new company principally because it is a like-minded institution, with a compatible culture that strives to make the world a better place to live.

BB&T and SunTrust are strong and successful companies on their own. Yet, Kelly and I believe that great companies don’t stand still. Continuing to deliver on our purpose and performance commitments requires us to evolve and invest to keep pace with the changing dynamics of the industry and our clients.

The merger of equals enables us to do that, faster and more effectively, together. It gives us the scale to better compete, and the capacity to do even more for all of the constituents who count on us.

For our teammates – We will deliver a collective set of training, leadership, and development programs to attract and retain the industry’s top talent. We will invest in technology to help people do their jobs more effectively. And we’ll embrace a one-team approach, bringing the best expertise and solutions to the table.

At SunTrust, we already invest significantly in teammate financial well-being, putting our purpose into action with a financial wellness program that gives graduates a thousand-dollar contribution toward emergency savings. We also offer a paid day off each year to focus on personal finances, and additional time off to volunteer and give back.

Last year, our teammates logged more than 200,000 volunteer hours with 5,300 organizations, including Junior Achievement, the Boys and Girls Club, United Way and Habitat for Humanity – to name a few. I am confident that the combined company will enhance the teammate experience and thereby result in even more outstanding client and community service.

For our clients – The BB&T/SunTrust combination will lead to enhanced data security, a full complement of financial services offerings, and transformative technology. I am excited about our planned Innovation and Technology Center to design and implement new ideas that delight consumers and businesses. We have always made the client experience a top priority. This will enable us to deliver service and customer care at world class levels.

We recognize that as we combine our two companies with overlapping markets, we will need to consolidate some branches. We will be thoughtful in performing an extensive market, branch and client analysis before making any decisions, including prioritizing our service to low- and moderate-income clients and communities. We will think carefully about the potential capacity of nearby branches and preserve the branches that are most modern and accessible for clients and communities. When we do make decisions, we will reach out to clients to minimize any potential for disruption.

And let me comment specifically on small business clients. SunTrust has a strong track record of investing in small businesses, helping them create jobs and benefit their local economies. This year, we were awarded one Excellence Award and two Best Brand Awards for small business banking by Greenwich Associates.

Across SunTrust markets last year, we provided more than $1.4 billion in loans to more than 42,000 small businesses. Together with BB&T’s strong programs, our teams will be able to deliver even more advice and support so small businesses can invest and grow.

For the banking industry – Some have suggested that this transaction will create an institution that is too big. Let me assure you, in the case of this merger, bigger doesn’t mean riskier. Each company has a conservative risk profile now, and will maintain such as a combined entity, with strong risk management, liquidity and capital management. The combined BB&T/SunTrust entity will actually increase competition by creating a stronger regional bank that reduces the concentration of systemic risk at the top of the market. And, the combined company will have an even more balanced profile due to greater diversification across clients, business lines and geographies.

There are a number of very important considerations regarding bank regulatory compliance and performance that are subject to your review in the bank merger process, including promoting diversity and inclusion, promoting competition and adhering to anti-crime and terror laws as well as fair lending and compliance regulations.

While these issues are discussed in detail in the merger application we filed in March, we want to note how seriously we take these matters and express our commitment to continue to work with regulators, community members, our clients, and our teammates and associates to deliver excellence on each of them. Even prior to the merger we were fully dedicated to meeting all of our responsibilities, and we will remain so as the merger is approved.

For our communities – One of our founders said it best, and we at SunTrust still believe, “When you build your community, you build your bank.” We actively support community development investment and civic initiatives, large and small, urban and rural.

In 2018, we made more than $4 billion in community development loans, including $650 million in loans to hospitals, educational institutions and non-profits.

Together, we believe we can drive our community lending and investment to new heights. It is important to us that the new size of this company reflect the sophistication and deep commitment to the communities we are privileged to serve. Following the public comment period, we will evaluate all the feedback we have received and then finalize a Community Benefits Plan that will increase investment across all of our markets.

Also, we will continue to ensure that the new institution reflects the extraordinary diversity of our clients and markets. I have personally invested my energy in promoting broader opportunities and awareness for our teammates as a signatory to the PwC CEO Action for Diversity & Inclusion pledge. SunTrust sponsored a “Day of Understanding” last year where thousands of teammates came together to have the kind of conversations that break down walls of unconscious bias and promote a workplace where everyone feels welcome to contribute.

My colleague, Lynette Bell, SunTrust’s Enterprise Community Reinvestment Officer, will now speak in more detail about our community reinvestment activities and our focus on leading the movement for financial well-being and an inclusive workplace. I have had the privilege of working with Lynette for more than 35 years, and it’s a special day for me to share this panel with her.

Thank you for being here today.

Lynette Bell – SunTrust Enterprise Community Reinvestment Officer

Thank you, Bill. Good morning. I’m pleased to share additional information about SunTrust’s long-standing commitment to communities.

Since our most recent CRA performance evaluation, SunTrust has significantly improved in several areas over the past three years.

•	We have created lifelong homeowners by providing 74,000 mortgage loans to low- and moderate-income borrowers, totaling more than $10 billion.

•

Our community development lending has nearly doubled, totaled more than $9.5 billion in the past three years supporting 750 projects. For example, we deployed $600 million in financing for affordable housing last year, creating more than 6,600 affordable housing units.

•	SunTrust community development investments exceeded $1.5 billion covering another 570 projects using federal tax credit programs to revitalize distressed neighborhoods.

•

We maintained a geographic presence of branches and other retail services to mirror the distribution of low- and moderate-income households. Last year, SunTrust opened 10 branches in LMI and majority-minority census tracts, and we’ll open three more this year.

I’m proud that since 2008, the SunTrust Foundation has donated more than $160 million to help people take steps toward financial stability, gain workforce training, and recover from natural disasters. Last year, we granted $19.5 million to nonprofit partners driving real change to improve lives.

In addition, SunTrust is one of the few banks in the country to receive a direct allocation of New Market Tax Credit authority from the U.S. Department of the Treasury. This allows us to drive economic development and foster healthy cities and communities.

At SunTrust, we believe that achieving meaningful impact requires personal involvement as well. This is evident in the level of volunteerism by our teammates, who have served 1.4 million hours, taught hundreds of financial education courses to children and adults, and performed a variety of services to benefit others.

A signature volunteer program is our partnership with Junior Achievement, where we support Finance Parks in eight cities. Here, we teach children essential life skills, such as how to live on a budget and plan for the future. We were awarded the U.S. President’s Volunteer Service Award for our work with Junior Achievement three times.

Finally, I’d like to expand on Bill’s comments about diversity and inclusion. We know it takes a range of people with different perspectives to foster creativity and a more competitive company.

We strive to attract and retain the most talented and effective workforce. Of the total SunTrust workforce, 61% are women and 44% are minorities. SunTrust was named one of the “Best of the Best Financial & Banking Companies” from Hispanic Network Magazine in 2018.

We offer an atmosphere of respect that capitalizes on our differences. We have eight diversity Teammate Networks building appreciation for multiple ethnicities, LGBT, Veterans, Disabilities and more, all which promote leadership and community engagement opportunities.

We provide proactive opportunities for diverse suppliers. Our supplier program was named Corporation of the Year in 2018 by the Georgia Minority Supplier Developmental Council and we were named to Best-of-the-Best Corporations for Inclusion by the National Gay & Lesbian Chamber of Commerce. Over the last two years, nearly 8.5 percent of our total supplier spend was with diverse suppliers, averaging more than $200 million a year.

These values are rooted in our culture, and the new company will enable us to continue programs on a scale beyond our current capabilities. Both SunTrust and BB&T believe a strong community is vital, and when combined, we can play a bigger role in strengthening that foundation in the future. Thank you so much for your time today.

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